UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: April 26, 2012

	By:	/s/ Jeffrey David Mc Ghie
	Name:	Jeffrey David Mc Ghie
	Title:	General Counsel

Russian Court Issues Injunction Order with Only Limited Restrictions on VimpelCom

Amsterdam (April 25, 2012) - VimpelCom Ltd. (“VimpelCom”, “Company” or “Group”) (NYSE: VIP), a leading global provider of telecommunications services, announces that the Moscow Arbitration Court has issued a limited injunction order in connection with the previously announced claims by the Russian Federal Anti-monopoly service (“FAS”).

The court rejected the Russian regulator’s request to completely prohibit VimpelCom from voting its shares in its Russian subsidiary OJSC “Vimpel-Communications” (“OJSC VimpelCom”). The injunction order states that VimpelCom and its indirect subsidiary VimpelCom Holdings B.V., which together own 100% of the shares of OJSC VimpelCom, are only prohibited from voting their shares at shareholder meetings of OJSC VimpelCom to: (i) change the OJSC VimpelCom board of directors, and (ii) approve major transactions and interested party transactions, as such terms are defined under Russian law. The order does not prohibit VimpelCom and VimpelCom Holdings as shareholders of OJSC VimpelCom from exercising their other shareholder rights, including, among other things, rights to approve the OJSC VimpelCom annual accounts, to appoint OJSC VimpelCom’s external auditor, to approve dividend payments by OJSC VimpelCom and to re-elect the current OJSC VimpelCom Board members.

The injunction order states that the limitations on shareholder voting rights would not impede OJSC VimpelCom from conducting its business on the terms on which it was conducted prior to execution of the share purchase and sale agreement and option agreement each dated February 15, 2012 between Telenor East Holding II AS (“Telenor”) and Weather Investments II S.a.r.l. (“Weather II”). FAS has asked the Russian court to invalidate both agreements.

The injunction order does prohibit Telenor and Weather II from (i) voting their shares of the Company to change the composition of its Supervisory Board and (ii) exercising their rights under their option agreement of February 15, 2012.

The injunction order is related to the previously disclosed claim brought by the FAS against Telenor and Weather in the Moscow Arbitration Court. The Company has been named as a third party to the claim, which means that its rights and obligations may be affected by the claim.

According to the injunction order, the first hearing on the merits of the FAS claim is scheduled for October 17, 2012.

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act, relating to the effect of the injunction order on the Company’s ability to vote its shares of OJSC VimpelCom. These forward-looking statements are based on management’s best assessment of the injunction order and the Company’s legal position. The actual outcome may differ materially from these statements and there can be no assurance that the Russian court will not change the injunction order or issue a new injunction order to provide additional prohibitions as a result of an appeal from FAS or otherwise. There can also be no assurance that the injunction order will not be interpreted differently by the Russian court and thereby prohibit the Company and VimpelCom Holdings from voting their shares of OJSC VimpelCom otherwise than as indicated in this press release as being permissible. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 and other public filings made by the Company with the SEC, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

About VimpelCom

VimpelCom is one of the world’s largest integrated telecommunications services operators providing voice and data services through a range of traditional and broadband mobile and fixed technologies in Russia, Italy, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Cambodia, Laos, Algeria, Bangladesh, Pakistan, Burundi, Zimbabwe, Central African Republic and Canada. VimpelCom’s operations around the globe cover territory with a total population of approximately 782 million people. VimpelCom provides services under the “Beeline”, “Kyivstar”, “djuice”, “Wind”, “Infostrada” “Mobilink”, “Leo”, “banglalink”, “Telecel”, and “Djezzy” brands. As of December 31, 2011 VimpelCom had 205 million mobile subscribers on a combined basis. VimpelCom is traded on the New York Stock Exchange under the symbol (VIP). For more information visit: http://www.vimpelcom.com.

For more information please contact:

Investor Relations:	Media and Public Relations:

VimpelCom Ltd.	VimpelCom Ltd.
Gerbrand Nijman	Bobby Leach
Investor_Relations@vimpelcom.com	Tel: +31 (0)20 79 77 200 (Amsterdam)
Tel: +31 (0)20 79 77 203 (Amsterdam)